Exhibit 99.4

GOVERNMENT GAZETTE

OF THE HELLENIC REPUBLIC

ISSUE A’	Bulletin No. 167

7 December 2015

Cabinet Act

No. 45 dated 05.12.2015

Implementation of measures provided for in article 6A of Greek law 3864/2010 (Government Gazette Issue A’ 119), prior to the provision of capital support by the Hellenic Financial Stability Fund to the credit institution under the name “National Bank of Greece S.A.”.

THE CABINET

Taking into account:

1) The provisions of:

(a) article 82 paragraph 2 of the Greek Constitution;

(b) paragraphs 1, 6, 8, 9, 10 and 12 of article 6A of Greek law 3864/2010 on the “Establishment of the Hellenic Financial Stability Fund” (Government Gazette, Issue A’ 119), as amended pursuant to article 1 of Greek law 4340/2015 on “The recapitalization framework of credit institutions and other provisions of the Ministry of Finance” (Government Gazette, Issue A’ 134) and in force;

(c) the Cabinet Act No. 11/11.04.2014 on the “Provisions on issues pursuant to paragraph 11 of article 6A of Greek law 3864/2010 (Government Gazette, Issue A’ 119), as added by virtue of subparagraph A3 of paragraph A of article 2 of Greek law 4254/2014 (Government Gazette, Issue A’ 85)”, as amended by Cabinet Act No. 44/05.12.2015 [Amendment to the Cabinet Act No. 11/11.04.2014 on the “Regulation of issues pursuant to paragraph 11 of article 6A of Greek law 3864/2010 (Government Gazette, Issue A’ 119), as added by virtue of subparagraph A3 of paragraph A of article 2 of Greek law 4254/2014 (Government Gazette, Issue A’ 85)” (Government Gazette, Issue A’ 90)] (Government Gazette Issue A’ 165) ;

(d) article 90 of the Codified Legislation on the Government and the Governmental Bodies (Presidential Decree no. 63/2005, Government Gazette, Issue A’ 98).

2) The fact that, the measures provided for in paragraph 2 of article 6A of Greek law 3864/2010 constitute reorganization measures, as defined in article 2 of the 2001/24/EC Directive of the European Parliament and Council dated 4 April 2001 on the reorganization and winding up of credit institutions, which has been transposed into

Greek law by Greek law 3458/2006 on “The reorganization and winding up of credit institutions and other provisions” (Government Gazette, Issue A’ 94).

3) The fact that, in order for the financial burden of the rescue of a credit institution, which is considered to be viable by the competent authority, not to be solely and in principle borne by the tax payers, and that before granting to a bank any form of state aid, either for recapitalization purposes or as a measure of support of impaired assets, the bank itself must have exhausted any possible measure to strengthen its equity, aiming, by this, to the minimum possible burden of the public debt.

4) The fact that the measures provided for in article 6A of Greek law 3864/2010 aim to the protection of the public interest, constitute provisions of binding and immediate effect and prevail over any contrary provision.

5) The recommendation of the Bank of Greece, according to the Decision No. 165/1/05.12.2015 of the Credit and Insurance Committee of the Bank of Greece regarding the implementation of the measures provided for in article 6A of Greek law 3864/2010, prior to the grant of capital support by the Hellenic Financial Stability Fund to the credit institution under the name “National Bank of Greece S.A.”, and the justification referred thereof.

6) The fact that due to the application of the present act, the public resources are protected while the provision of state aid to National Bank of Greece S.A. by the Hellenic Financial Stability Fund is minimized and as a result the minimum possible burden of the public debt is satisfied.

7) The fact that no financial burden is caused to the State’s budget in relation to the issuance of this Act;

Hereby decides:

1. The mandatory implementation of measures described in paragraph 2 of article 6A of Greek law 3864/2010, as in force, regarding the allocation of the remaining capital shortfall to the holders of capital instruments or other liabilities of the credit institution under the name National Bank of Greece S.A.

2. The instruments or the liabilities of the credit institution named National Bank of Greece S.A. that are subjected to the measures described in article 6A of Greek law 3864/2010 are determined by class, type, rate and amount of participation, as follows:

	Description	ISIN	Aggregate outstanding nominal amount in the currency of issuance (following the Voluntary Exchange of Securities, and without the own-held as applicable)		Number of Shares that correspond to a nominal value of €100
i.	Preference Shares of Greek law 3723/2008	—		€1,350,000,000	96.6667
ii.	U.S. Preference Shares	US6336435077	U.S. $	315,995,775	100.0000
iii.	Guarantee of the “€350,000,000 Series A Floating Rate Non-cumulative Non-voting Preferred Securities”	XS0172122904		€10,311,000	100.0000
iv.	Guarantee of the “€350,000,000 Series B CMS-Linked Non-cumulative Non-voting Preferred Securities”	XS0203171755		€13,082,000	100.0000
v.	Guarantee of the “U.S.$180,000,000 Series C CMS-Linked Non-cumulative Non-voting Preferred Securities”	XS0203173298	U.S. $	5,640,000	100.0000
vi.	Guarantee of the “€230,000,000 Series D CMS-Linked Non-cumulative Non-voting Preferred Securities”	XS0211489207		€13,245,000	100.0000
vii.	Guarantee of the “£375,000,000 Series E Fixed/Floating Rate Non-cumulative Non-voting Preferred Securities”	XS0272106351	GBP £	7,934,000	100.0000
viii.	€450,000,000 Callable Step-Up Subordinated Notes due 2020 (the Tier 2 Notes)	XS0527011554		€17,300,593	260.3824
ix.	€750,000,000 Fixed Coupon Senior Unsecured Notes due 2019 (the Senior Notes)	XS1063244682		€34,519,938	341.9000

It shall be noted that in cases iii — vii, the guarantee of the credit institution together with the callable subordinated debt securities issued by the credit institution under ISIN XS0171836561, XS0204339575, XS0204339146, XS0212896632, XS0274178507 to the extent that they are not own-held, it is suggested to be converted, as described in the table above, into common shares of the credit institution in accordance with paragraph

2 case (c) and paragraph 3 of article 6A of Greek law 3864/2010, and such shares shall be given to the holders of securities issued by NBG Funding Limited, in favor of whom the guarantee was granted.

As of, and by, the conversion, the liabilities of the credit institution deriving both from the guarantee and the callable subordinated debt securities issued by the credit institution under ISIN XS0171836561, XS0204339575, XS0204339146, XS0212896632, XS0274178507, which only serve the funding for the purpose of fulfilling the liabilities of NBG Funding Limited against its creditors, cease entirely to be in force.

3. A summary of the present act shall be published on the Official Journal of the European Union, in the Greek language, and in two daily newspapers circulating throughout the whole territory of the following member states, in their corresponding official languages: Bulgaria, United Kingdom, Cyprus, Malta, Romania including the content as described for in paragraph 10 of article 6A of Greek law 3864/2010.

This Act shall be published on the Government Gazette.

THE PRIME MINISTER

THE CABINET MEMBERS

Exact Copy

The General Secretary of the Government

MICHAEL KALOGIROU